W. John McGuire

Partner

+1.202.373.6799

john.mcguire@morganlewis.com

VIA EDGAR

Emily Rowland

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

September 29, 2023

Re:	The 2023 ETF Series Trust (the “Trust” or the “Registrant”) File Nos. 333-272579 and 811-23883

Dear Ms. Rowland:

This letter responds to Staff comments relating to pre-effective amendment no. 2 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). On behalf of the Trust, we hereby undertake to include the following changes in the final prospectuses, which will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933.

Eagle Capital Select Equity ETF Prospectus

1. In the principal investment strategy, we will delete the word “generally” immediately before the phrase “will consider whether such investment company . . . .”

2. Under Prior Performance,

a.	in the Annualized Total Return Table, we will revise the parenthetical behind “Eagle Equity Composite” to read “net of all fees and expenses, except custodial fees.”

b.	In the first paragraph under the Annualized Return Table, we have revised the second sentence as follows: The Eagle Equity Strategy invests solely in U.S. traded securities, including ADRs, and generally limits ~~its~~ each portfolio holdings to represent no more than 5% of the market value of the account upon purchase and no more than 10% of the market value of the account at any time~~5% weights at purchase initially and 10% portfolio weights at market value~~.

c.	In the same paragraph, we will
i.	delete the sentence beginning “However, the Fund’s portfolio may not . . . .”
ii.	delete the word “potential” from the sentence immediately following the deleted sentence referred to above.

September 29, 2023

iii.	add the following sentence immediately after the sentence referred to above “These differences are immaterial and would not have a material effect on the disclosed performance.”

d.	we confirm that some Eagle Equity composite accounts do have fees and expenses that are lower than the Fund’s expenses, and if those accounts had the higher expense of the Fund, the Composite performance would have been lower.

Brandes ETFs Prospectus

1. Under Prior Performance, we will delete the word “may” from the last sentences of the second and third paragraphs.

2. Under Prior Performance, in the Annualized Total Returns tables, we will revise the parenthetical behind the fund name to read “net of all fees.”

All Prospectuses

In the Shareholder Rights section, we will delete the phrase “so long as the federal securities laws supersede state law.”

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We trust the foregoing is responsive to each of the Staff’s comments. Please do not hesitate to contact the undersigned at (202) 373-6799, or my colleague Matt Wolock at (202) 739-5322 if you have any questions.

Sincerely,

/s/ W. John McGuire
W. John McGuire

cc:	Christopher D. Menconi

Matthew J. Wolock